Exhibit 99.1

Tencent Music Entertainment Group Announces Proposed Secondary Listing on Hong Kong Stock Exchange

SHENZHEN, China, September 14, 2022 /PRNewswire/ — Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME), the leading online music and audio entertainment platform in China, announced on September 15, 2022 (Beijing/Hong Kong Time) the proposed secondary listing of its Class A ordinary shares, par value US$0.000083 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American Depositary Shares (the “ADSs”), each representing two Shares, will continue to be primarily listed and traded on the New York Stock Exchange (the “NYSE”).

The Company received a letter of in-principle approval of its listing application from the SEHK on September 14, 2022 (Beijing/Hong Kong Time) for the secondary listing of the Shares on the Main Board of the SEHK. The listing document relating to the proposed secondary listing of the Shares by way of introduction on the Main Board of the SEHK (the “Listing Document”) was published on the website of the SEHK on September 15, 2022 (Beijing/Hong Kong Time). Subject to final listing approval from the SEHK, the Shares are expected to commence trading on the Main Board of the SEHK on September 21, 2022 (Beijing/Hong Kong Time) under the stock code “1698”. The Shares will be traded in board lots of 100 Shares. Upon listing on the Main Board of the SEHK, the Shares listed on the Main Board of the SEHK will be fully fungible with the ADSs listed on the NYSE.

With respect to the proposed secondary listing on the Main Board of the SEHK, J.P. Morgan Securities (Far East) Limited and Goldman Sachs (Asia) L.L.C. are acting as joint sponsors. In addition, J.P. Morgan Broking (Hong Kong) Limited and/or its affliates will be acting as the designated securities dealer and Goldman Sachs (Asia) Securities Limited and/or its affiliates will be acting as the alternate designated securities dealer to carry out bridging and other trading arrangements in good faith and on arm’s length terms, with a view to facilitating liquidity to meet demand for the Company’s Shares in Hong Kong and to maintain an orderly market for a period of 30 calendar days, commencing from 9:00 a.m. on September 21, 2022 (Beijing/Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong Share Registrar for the transfer of a portion of its Shares (which includes Shares underlying its ADSs) from its Cayman Islands share register to its Hong Kong share register at no additional cost to Shareholders prior to the secondary listing of the Shares by way of introduction on the Main Board of the SEHK. Please refer to the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document for further details.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to use technology to elevate the role of music in people’s lives by enabling them to create, enjoy, share and interact with music. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group